                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                             (Amendment No. 3)*


                                CHRONIMED INC.
                               (Name of Issuer)

                                 COMMON STOCK
                         (Title of Class of Securities)

                                   171164106
                                 (CUSIP Number)

                                March 31, 2001
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages
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  -------------------                                      -----------------
  CUSIP NO. 171164106                13G                   Page 2 of 6 Pages
  -------------------                                      -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      HEARTLAND ADVISORS, INC.
      #39-1078128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      WISCONSIN, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                           95,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              484,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
              484,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

              4.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

              IA
------------------------------------------------------------------------------

  -------------------                                        -----------------
  CUSIP NO. 171164106               13G                      Page 3 of 6 Pages
  -------------------                                        -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      WILLIAM J. NASGOVITZ

       ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

              U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                           359,800
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY              None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                           None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
              359,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

              3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

              IN
------------------------------------------------------------------------------

  ------------------------                                   -----------------
  CUSIP NUMBER   171164106                                   Page 4 Of 6 Pages
  ------------------------                                   -----------------



Item 1.

     (a) Name of Issuer:   Chronimed Inc.
         --------------

     (b) Address of Issuer's Principal Executive Offices:
         10900 Red Circle Drive
         Minnetonka, MN 55343

Item 2.

     (a) Name of Person Filing:   (1) Heartland Advisors, Inc.
         ---------------------    (2) William J. Nasgovitz

     (b) Address of Principal Business Office:
         ------------------------------------

         (1)  789 North Water Street           (2)  789 North Water Street
              Milwaukee, WI 53202                   Milwaukee, WI 53202


     (c) Citizenship:
         -----------
         Heartland Advisors is a Wisconsin corporation.
         William J. Nasgovitz - U.S.A.


     (d) Title of Class of Securities:  Common Stock
         ----------------------------

     (e) CUSIP Number:  171164106
         ------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.


Item 4.  Ownership.
         ----------

    For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.


Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Item 6.  Ownership of more than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.


     By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  April 4, 2001



WILLIAM J. NASGOVITZ                          HEARTLAND ADVISORS, INC.


By: /s/  PAUL T. BESTE                        By: /s/ PAUL T. BESTE
    ------------------------                      -------------------------
         Paul T. Beste                                Paul T. Beste
    As Attorney in Fact for                       Chief Operating Officer
    William J. Nasgovitz



EXHIBIT INDEX

     Exhibit 1  Joint Filing Agreement